Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
January 12, 2021
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Attn:	Kathryn Jacobson Robert Littlepage
RE:	Science Applications International Corporation Form 10-K for the Year Ended January 31, 2020 Filed March 27, 2020 Form 10-Q for the Quarter Ended October 30, 2020 Filed December 4, 2020 File No. 001-35832

Ladies and Gentlemen:
We are writing in response to the letter dated January 4, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Science Applications International Corporation (the “Company”, “we”, “us”, or “our”). This letter sets forth the Company’s response to that comment letter. For your convenience, we have included the Staff’s original comment in bold, followed by our response.
Form 10-Q for the Quarter Ended October 30, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impacts of the COVID-19 Pandemic, page 22
Comment 1:
We note the CARES Act provides a mechanism to recover your labor costs where your employees are ready and able to work but unable to access required facilities due to COVID-19. If you received any assistance under the CARES Act (including but not limited to Section 3610 thereunder to keep your employees and subcontractors in a ready state), please quantify and disclose the short and long-term impact of that assistance on your financial condition, results of operations, liquidity and capital resources. Refer to CF Disclosure Guidance: Topic No. 9A - Coronavirus (COVID-19) — Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources at https://www.sec.gov/corpfin/covid-19-disclosure-considerations.
Response:
For the nine months ended October 30, 2020 we invoiced approximately $135 million to U.S. Federal Government customers under the provisions of the CARES Act Section 3610 (“CARES 3610”) for recovery of labor costs for employees and subcontractors which were ready and able to work but unable to access required facilities due to COVID-19. These costs represent the assistance we received under the CARES Act to keep our employees and subcontractors in a ready state.
In accordance with the provisions of CARES 3610 no profit was included in the amounts billed to maintain our workforce in a ready state and therefore the $135 million was recognized as both Revenues and Cost of Revenues in the condensed and consolidated statements of income included in our Form 10-Q for the Quarter Ended October 30, 2020. Had the provisions of CARES 3610 not provided for recovery of our labor costs, we would have taken actions to reallocate our resources and reduce a portion of our workforce supporting the affected programs. In those circumstances, substantially all of the costs recovered under CARES 3610 would not have been incurred and, as a result, there is minimal impact to operating income due to the cost recovery.

We have quantified and disclosed the reduction in revenue and operating income due to the circumstances of the COVID-19 pandemic within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We believe that this achieves the objective of disclosing the impacts to the Company from the COVID-19 pandemic. However, we do not believe the total amount of labor costs recovered under CARES 3610 to be significant for disclosure as the ultimate impact on our financial statements of this assistance has been immaterial to our revenues and operating results.

In addition to the recovery of labor costs to maintain our workforce in a ready state, we have utilized the provision of the CARES Act which allows for the deferral of payroll tax payments, which we have disclosed in our discussion of “Net Cash Provided by Operating Activities” under “Results of Operations” within MD&A. To provide additional clarity we will include this disclosure, as well as the amount of the deferral, under the “Impacts of the COVID-19 Pandemic” in future filings. The amount of the deferral as of October 30, 2020 was $80 million.

We have not experienced a significant impact to our liquidity or access to capital as a result of the COVID-19 pandemic. As disclosed within MD&A we believe that our existing cash on hand, generation of future operating cash flows, and access to bank financing and capital markets will provide adequate resources to meet our short-term liquidity and long-term capital needs. As of October 30, 2020 we were in compliance with our debt covenants and we have not been required to obtain additional financing, or make significant modifications to our capital deployment strategy, as of the result of the COVID-19 pandemic. To provide additional clarity, we will include disclosures to this effect under the “Impacts of the COVID-19 Pandemic” in future filings.
To provide additional clarity with regard to the above we will revise our disclosure within MD&A under the heading “Impacts of the COVID-19 Pandemic” in our Form 10-K for the year ending January 29, 2021 to read:

“We are continuing to monitor the ongoing outbreak of the coronavirus disease 2019 (COVID-19) and we continue to work with our stakeholders to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences. As travel restrictions and social distancing advisories began to be implemented in early 2020, our workforce began to work remotely to the extent possible. While a majority of our workforce is able to work remotely, some employees must still travel to client or company facilities in order to work. Reduced activity on contracts, including travel and other direct costs, caused revenues to be approximately $XX million lower for fiscal 2021.
The Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was passed by Congress and signed by the President on March 27, 2020, provides a mechanism to recover our labor costs where our employees are ready and able to work but unable to access required facilities due to COVID-19. We are generally not able to bill profit on those costs and, in some cases, funding limitations and the necessity for contract modifications may cause us not to be able to recover all of the labor costs. As a result, operating income for fiscal 2021 was reduced by approximately $XX million.
In addition, the CARES Act allows for the deferral of certain payroll tax payments and we have deferred payments totaling approximately $XX million as of January 29, 2021. We must begin repaying these deferred taxes in the third quarter of fiscal 2022 however we may elect to repay them earlier.
We have not experienced a significant impact to our liquidity or access to capital as a result of the COVID-19 pandemic. As discussed in “Liquidity and Capital Resources” we believe that our existing cash on hand, generation of future operating cash flows, and access to bank financing and capital markets will provide adequate resources to meet our short-term liquidity and long-term capital needs. As of January 29, 2021 we were in compliance with our debt covenants and we have not been required to obtain additional financing, or make significant modifications to our capital deployment strategy, as of the result of the COVID-19 pandemic.
We continue to work with our customers to implement the related provisions of the CARES Act. However, this relief provision will expire March 31, 2021. We have developed and continue to evolve contingency plans which we believe would mitigate adverse impacts to our business if the CARES Act were not to be extended, however we cannot currently estimate the overall impact of the COVID-19 pandemic. The longer the duration of the event the more likely that there may be an adverse impact on our business, financial position, results of operations and/or cash flows.”
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If you would like to speak with us about this matter, please do not hesitate to call Maria Bishop, Corporate Controller, at (760) 889-0736.
Very truly yours,
/s/ Prabu Natarajan
Prabu Natarajan
Chief Financial Officer
Cc:
Nazzic S. Keene
Steven G. Mahon
Ernst & Young LLP
Faegre Baker Daniels LLP